
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8-53100

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/19 AND ENDING 06/30/20

MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BDO Capital Advisors, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

One International Place, 4th Floor

(No. and Street)

Boston   **MA**   **02043**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A. Snape   (617) 239-4177

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MRPR Group, PC

(Name – if individual, state last, first, middle name)

28411 Northwestern Hwy, #800   **Southfield**   **MI**   **48034**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Robert A. Snape</u> , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

<u>BDO Capital Advisors, LLC</u> , as

of <u>June 30</u> , 20 <u>20</u> , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

PAULEEN E. IMRIE
Notary Public
Commonwealth of Massachusetts
My Commission Expires October 1, 2021

_____
Signature

<u>PRESIDENT</u>
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member
BDO Capital Advisors, LLC
Boston, Massachusetts

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BDO Capital Advisors, LLC (a Delaware Limited Liability Company) as of June 30, 2020 and 2019, the related statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of BDO Capital Advisors, LLC as of June 30, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of BDO Capital Advisors, LLC's management. Our responsibility is to express an opinion on BDO Capital Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BDO Capital Advisors, LLC in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of BDO Capital Advisors, LLC's financial statements. The supplemental information is the responsibility of BDO Capital Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

MRPR Group, P.C.

We have served as BDO Capital Advisors, LLC's auditor since 2013.
Southfield, MI
July 24, 2020

BDO CAPITAL ADVISORS, LLC

STATEMENTS OF FINANCIAL CONDITION
June 30, 2020 and 2019

ASSETS

	2020	2019
ASSETS		
Cash and cash equivalents	$ 2,558,489	$ 2,753,685
Accounts receivable, net of allowance for doubtful accounts of $25,000	63,030	187,005
Prepaid expenses	37,672	31,421
Due from related parties	127,623	1,297
Work in progress	23,813	41,450
TOTAL ASSETS	$ 2,810,627	$ 3,014,858

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

	2020	2019
Accounts payable	$ 16,288	$ 182
Contract liabilities	503,566	631,614
Accrued liabilities	53,128	37,571
Due to related parties	714,319	787,834
Total liabilities	1,287,301	1,457,201
MEMBER'S EQUITY	1,523,326	1,557,657
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,810,627	$ 3,014,858

See accompanying notes to financial statements.

-2-

BDO CAPITAL ADVISORS, LLC

STATEMENTS OF OPERATIONS
For the Years Ended June 30, 2020 and 2019

	2020	2019
REVENUES:		
Management and investment advisory fees	$ 2,936,425	$ 3,269,019
OPERATING EXPENSES:		
Employee compensation and benefits	2,295,146	1,988,228
Communications	19,610	19,918
Professional fees	31,897	24,905
Occupancy and equipment rental	200,400	194,400
Travel and entertainment	23,154	33,396
General and administrative	443,156	1,024,748
Total operating expenses	3,013,363	3,285,595
OPERATING LOSS	(76,938)	(16,576)
OTHER INCOME:		
Interest income, net of interest expense	35,223	58,095
NET INCOME (LOSS)	$ (41,715)	$ 41,519

See accompanying notes to financial statements.

-3-

STATEMENTS OF CHANGES IN MEMBER'S EQUITY
For the Years Ended June 30, 2020 and 2019

Balance at June 30, 2018	$	3,211,131
Cumulative effect adjustment		(404,107)
Capital distributions		(1,290,886)
Net income		41,519
Balance at June 30, 2019	$	1,557,657
Capital contributions		7,384
Net income		(41,715)
Balance at June 30, 2020	$	1,523,326

BDO CAPITAL ADVISORS, LLC
June 30, 2020 and 2019

STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 2020 and 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (41,715)	$ 41,519
Adjustments to reconcile net income (loss) to net cash from (used in) operating activities		
Changes in operating assets and liabilities:		
Accounts receivable	123,975	4,000,615
Work in progress	17,637	(26,552)
Prepaid expenses	(6,251)	(211)
Accounts payable	16,106	(1,723)
Deferred revenue	(128,048)	227,507
Accrued liabilities	15,557	(2,017,317)
Net cash from (used in) operating activities	(2,739)	2,223,838
CASH FLOWS FROM FINANCING ACTIVITIES		
Net change in due (to) from related parties - net	(199,841)	134,422
Member's capital contributions	7,384	-
Member's capital distributions	-	(1,290,886)
Net cash (used in) financing activities	(192,457)	(1,156,464)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(195,196)	1,067,374
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,753,685	1,686,311
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 2,558,489	$ 2,753,685

NOTE 1 - Nature of Operations

BDO Capital Advisors, LLC (the "Company") has operations in New York, New York; Boston, Massachusetts; Los Angeles, California, Atlanta, Georgia and Chicago, Illinois. The Company is a middle market boutique investment bank that focuses on four product areas: mergers and acquisition advisory, corporate finance capital raising, and board advisory services. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. ("FINRA").

The Company was organized as a limited liability company under the Limited Liability Company Act of the State of Delaware. The Company's operating agreement expires on December 31, 2025. As a limited liability company, the members' liability is limited to the extent of their direct equity investment.

Recent Accounting Pronouncements

During February 2016, the FASB issued ASU No. 2016-02, "Leases". ASU No. 2016-02 was issued to increase transparency and comparability by recognizing all lease transactions (with terms in excess of 12 months) on the balance sheet as a right-of-use asset and lease liability (as defined). ASU No. 2016-02 is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, with earlier adoption permitted. Upon adoption, the lessee will apply the new standard retrospectively to all periods presented of retrospectively using a cumulative effect adjustment in the year of adoption. During fiscal year 2020, the Company adopted ASU No. 2016-02 and determined that it has no effect on its results of operations, financial condition and cash flows.

NOTE 2 - Summary of Significant Accounting Policies

Revenue Recognition

The Company records revenue when the following five steps have been completed:

1) Identification of the contract(s) with a customer
2) Identification of the performance obligation(s) in the contract
3) Determination of the transaction price
4) Allocation of the transaction price to the performance obligations in the contract; and
5) Recognition of revenue, when or as, performance obligations are satisfied.

The Company records revenue when performance obligations are satisfied by transferring control of a promised good or service to a customer. The Company evaluates the transfer of control primarily from the customer's perspective where the customer has the ability to direct the use of, and obtain substantially all of the remaining benefits from, that good or service. The nature of the Company's business does not give rise to variable consideration that would otherwise decrease the transaction price which would reduce revenue.

The Company generally recognizes advisory fee revenues for mergers and acquisitions engagements at the earlier of the announcement date or transaction date, as the performance obligation is typically satisfied at such time. Upfront fees and retainer fees are generally deferred until the announcement or transaction date, as they are considered constrained prior to the announcement or transaction date. Fairness opinion fees are recognized when the opinion is delivered.

NOTE 2 - Summary of Significant Accounting Policies – (Continued)

Cash and Cash Equivalents

The statement of cash flows is designed to show the change in cash and cash equivalents during the year. Cash equivalents are defined as short-term, highly liquid investments that are both readily convertible to cash and are so near maturity that fluctuations in interest rates lead to insignificant risk of changes in investment value. Included in the Company's cash and cash equivalents are cash equivalents of $2,558,489 and $2,753,685 at June 30, 2020 and 2019, respectively.

Accounts Receivable

Accounts receivable consist of amounts due under various success fee and retainer fee arrangements with customers for various capital and development services rendered. Under a retainer fee arrangement, clients are invoiced in advance with net 30-day terms for the succeeding month's services to be performed. Success fee arrangements are based on a preset formula determined at the commencement of each engagement. Occasionally, clients are invoiced on an hourly rate basis. Credit is granted to clients after Company management approves the nature of the services to be performed. Interest is not charged on past due accounts.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of accounts that will not be collected.

Work in Progress

Work in progress consists of employee expenses and time that has not been billed to the respective client.

The carrying amount of work in progress is reduced by a valuation allowance that reflects management's best estimate of amounts that will not be collected.

Income Taxes

As a single member limited liability company, the Company is a disregarded entity for federal income tax purposes and taxable income or loss is reported by its member. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

State income tax positions taken by the Company prior to single member limited liability status (April 2010) were recognized and measured under a more-likely-than-not success threshold. Management has evaluated the Company's various tax positions under this criteria for recognition, derecognition, and measurement in these financial statements. With few exceptions, the Company is no longer subject to state tax examinations for years before 2016.

The Company accrues interest related to unrecognized tax liabilities in interest expense and penalties in operating expenses. During the years ended June 30, 2020 and 2019, the Company did not have any accrued interest or penalties relating to unrecognized tax benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America issued by Financial Accounting Standards Board requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Summary of Significant Accounting Policies – (Continued)

Advertising

The Company follows the policy of charging the cost of advertising to expense as incurred. Total advertising costs totaled $5,412 and $12,260 for the years ended June 30, 2020 and 2019, respectively.

NOTE 3 - Retirement Plan

The Company maintains an employee 401(k) and profit sharing plan covering substantially all of its eligible employees, as defined by the plan. Under the terms of the plan, the Company may make discretionary matching contributions. The Company made matching contributions of $70,217 and $77,143 for the years ended June 30, 2020 and 2019, respectively.

NOTE 4 - Related Parties

The Company has a facilities usage agreement with one of its members to provide various occupancy services, including, but not limited to, telephone, computer support, and office space and services. The rent is adjusted quarterly based on equipment usage and the number of employees in each office. This agreement expires on June 30, 2020. The total amount paid to the member was $214,191 and $206,464 for the years ended June 30, 2020 and 2019, respectively. Balances (owed to) the member were $(713,999) and $(780,129) for the years ended June 30, 2020 and 2019, respectively.

Additionally, the Company reimburses related parties for costs paid on the Company's behalf and is reimbursed for other related parties' costs. The net unpaid portion of these expenses included in due from/to related parties at year end is $(586,697) and $(786,537) at June 30, 2020 and 2019, respectively. Total net expenses paid (reimbursed) for the years ended June 30, 2020 and 2019 were $(391,952) and $(357,085) respectively.

During fiscal year June 30, 2019, distributions paid to the sole member were $1,290,886 and during fiscal year June 30, 2020, contributions from the sole member were $7,384.

NOTE 5 - Concentrations of Credit Risk/Significant Clients

Cash Balance

The Company maintains its cash balances primarily in area banks. Cash balances are insured up to $250,000 per bank and unlimited for non-interest bearing accounts by the FDIC. The Company has cash balances on deposit with a bank at June 30, 2020 that exceeds the FDIC insured amounts.

Major Customers

For the year ended June 30, 2020, the Company derived approximately 77% of its revenue from two clients. There was no balance due from these clients as of June 30, 2020.

For the year ended June 30, 2019, the Company derived approximately 85% of its revenue from four clients. There was no balance due from these clients as of June 30, 2019.

NOTE 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At June 30, 2020, the Company had net capital of $1,271,187 which was $1,185,366 in excess of its required net capital of $85,821. At June 30, 2020, the Company's ratio of aggregate indebtedness to net capital was 1.01 to 1.

There are no differences between the Computation of Net Capital as reported in the June 30, 2020 Focus Report and the amount reported in the audited financial statements.

The computation for determination of the reserve requirement under Rule 15c3-3 and the information relating to the possession or control requirements under Rule 15c3-3 are not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

NOTE 7 – Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through July 24, 2020, the date the financial statements were available to be issued. There were no subsequent events identified other than the item stated below.

On March 11, 2020 the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. The Company cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact the Company's future financial position, operating results and cash flows. During fiscal year 2020, some client engagements were put on indefinite hold which resulted in approximately $385,000 of revenue recorded that would have otherwise been considered deferred revenue.

Broker or Dealer: **BDO Capital Advisors, LLC**   <u>as of June 30, 2020</u>

1. Total ownership equity from Statement of Financial Condition		$ <u>1,523,325</u>	{3840}
2. Deduct ownership equity not allowable for Net Capital		_____	{3890}
3. Total ownership equity qualified for Net Capital		<u>1,523,325</u>	{3500}

4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in
   computation of net capital   _____ {3720}
   B. Other (deductions) or allowable credits (list)   _____ {3525}

5. Total capital and allowable subordinated liabilities		<u>1,523,325</u>	{3530}

6. Deductions and/or charges:
   A. Total nonallowable assets from Statement
   of Financial Condition (Notes B and C)* <u>252,138</u> {3540}
   B. Secured demand note deficiency _____ {3590}
   C. Commodity futures contracts and spot commodities-
   proprietary capital charges _____ {3600}
   D. Other deductions and/or charges _____ {3610} <u>(252,138)</u> {3620}

7. Other additions and/or allowable credits (list) _____ {3630}

8. Net capital before haircuts on securities positions <u>1,271,187</u> {3640}

9. Haircuts on securities (computed, where applicable, pursuant to 15c-3-1(f))
   A. Contractual securities commitments _____ {3660}
   B. Subordinated securities borrowings _____ {3670}
   C. Trading and investment securities:
        1. Exempted securities _____ {3735}
        2. Debt securities _____ {3733}
        3. Options _____ {3730}
        4. Other securities _____ {3734}
   D. Undue concentrations _____ {3650}
   E. Other (list) _____ {3736} _____ {3740}

10. Net Capital $ <u>1,271,187</u> {3750}

Non-allowable assets include:

Accounts receivable, net	$	63,030
Prepaid expenses		37,672
Due from related party		127,623
Work in Process		<u>23,813</u>
Total non-allowable assets	$	<u>252,138</u>

BDO CAPITAL ADVISORS, LLC
SCHEDULE I, COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
June 30, 2020

Broker or Dealer: **BDO Capital Advisors, LLC**   <u>as of June 30, 2020</u>

Part A

11. Minimum net capital required (6 2/3% of line 18)	$ <u>85,820</u>	{3756}
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiary computed in accordance with Note (A)	<u>5,000</u>	{3758}
13. Net capital requirement (greater of line 11 or 12)	<u>85,820</u>	{3760}
14. Excess net capital (line 10 less line 13)	<u>1,185,367</u>	{3770}
15. Excess net capital at 1000% (line 10 less 10% of line 18)	<u>1,142,457</u>	{3780}

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition		$ 1,287,301	{3790}
17. Add:			
A. Drafts for immediate credit demand note deficiency	_____ {3800}		
B. Market value of securities borrowed for which no equivalent Value is paid or credited	_____ {3810}		
C. Other unrecorded amounts (list)	_____ {3820}	_____	{3630}
18. Total aggregate indebtedness		$ <u>1,287,301</u>	{3840}
19. Percentage of aggregate indebtedness to net capital (line 18 / line 10)		<u>101.27%</u>	{3850}
20. Percentage of debt to debt-equity total computed in accordance with rule 15c3-1(d)		<u>0%</u>	{3860}

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits, if the alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

(D) There are no material differences between the amount reported herein and the Form X-17-A-5 Part IIA Filing.

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF Rule 17a-5

A reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are not differences between the Company's computation of net capital and the computation contained herein.

Broker or Dealer: **BDO Capital Advisors, LLC**   <u>as of June 30, 2020</u>

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

26. Identify below the section which an exemptive provision from Rule 15c3-3 is claimed:

A. (k)(1) - Limited business (mutual funds and/or variable annuities only)   _____ {4550}

B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained   ___X___ {4560}

C. (k)(2)(ii) - All customer transaction cleared through another broker-dealer on a
    Fully disclosed basis   _____ {4570}

D. (k)(3) - Exempted by order of the Commission (include copy of letter)   _____ {4580}

Broker or Dealer: **BDO Capital Advisors, LLC**   <u>as of June 30, 2020</u>

The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(2)(i), and therefore no "Computation for Determination of Reserve Requirements" under that rule has been provided.

Broker or Dealer: **BDO Capital Advisors, LLC**   <u>as of June 30, 2020</u>

The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(2)(i), and therefore no "Information for Possession or Control Requirements" under that rule has been provided.



CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of BDO Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) BDO Capital Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which BDO Capital Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) BDO Capital Advisors, LLC stated that BDO Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. BDO Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BDO Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MRPR Group, P.C.

Southfield, MI
July 24, 2020

BDO CAPITAL ADVISORS, LLC

EXEMPTION REPORT
June 30, 2020

BDO Capital Advisors, LLC, to the best knowledge and belief of BDO Capital Advisors, LLC is exempt from the provisions of Rule 15c3-3 because it meets the conditions set forth in paragraph (k) of Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(2)(i), "Special Account for the Exclusive Benefit of customers" maintained. The Company met the exemption provision in paragraph (k) of Rule 15c3-3 through June 30, 2020 without exception.

I, Bob Snape, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

BDO Capital Advisors, LLC

Robert A. Snape, President